UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )1

DELTA ENTERTAINMENT GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

24764C   109

(CUSIP Number)

Christine Arenella

P.O. Box 108

Gardiner, NY 12525

914-388-4299

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

4/13/2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

———————

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 24764C 109	13D	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Christine Arenella
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,337,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,337,500
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14		TYPE OF REPORTING PERSON* IN

CUSIP No. 24764C 109	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of the common stock, par value $.001 per share (“Common Stock”) of Delta Entertainment Group, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 7546 La Paz Blvd. # 101 Boca Raton, FL 33433.

Item 2.	Identity and Background.

(a)	This Statement is filed by Christine Arenella.

(b)	Christine Arenella’s address is P.O Box 108, Gardiner, NY 12525.

(c)	Christine Arenella is an Investor

(d)

During the last five years, Christine Arenella has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(e)

During the last five years, Christine Arenella has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Christine Arenella is a US Citizen

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds

Item 4.	Purpose of the Transaction.

3,070,000 shares of common stock were acquired from Delta Entertainment Group, Inc. on April 13, 2012 upon conversion of $100,000 Notes. 267,500 shares were purchased from private Investors and in the open market between November 29, 2011 and December 30, 2011.

Item 5.	Interest in Securities of the Issuer.

(a)         3,337,500 shares of the Company’s common stock ( 9.4% )

(b)         Sole Power to Vote or to Direct the Vote

(c)         None

(d)         Not Applicable

(e)         Not Applicable

CUSIP No. 24764C 109	13D	Page 4 of 4 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to be filed as Exhibits.

Exhibit 99.1	$ 50,000 Convertible Note between Christine Arenella and Delta Entertainment Group, Inc. dated November 28th 2011.

Exhibit 99.2	$ 50,000 Convertible Note between Christine Arenella and Delta Entertainment Group, Inc. dated January 12th 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 24, 2012

By:	/s/ Christine Arenella
Christine Arenella